October 19, 2012

VIA ELECTRONIC MAIL

Ms. Louise Dorsey

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Empire State Realty Trust, Inc.

Empire State Realty OP, L.P.

Amendment No. 3 to Registration Statement on Form S-4

Filed August 13, 2012

Amendment No. 2 to Registration Statement on Form S-11

Filed July 3, 2012 File Nos. 333-179486; 333-179486-01

Dear Ms. Dorsey:

On behalf of Empire State Realty Trust, Inc. (the “Company”), a Maryland corporation, and Empire State Realty OP, L.P. (the “Operating Partnership”), a subsidiary of the Company, we are submitting this letter to address the oral comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) on October 16, 2012 on the materiality of the correction of structuring expenses previously deferred as offering costs.

Based on our understanding of the Staff’s view on the treatment of certain costs related to structuring of the formation transactions, such amounts should have been expensed in the periods incurred (the “Correction”) by Empire State Realty Trust, Inc. Predecessor (the “Predecessor”) and the public limited liability companies, Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C., and 250 West 57th St. Associates L.L.C. (collectively, the “Registrants”).

Based on our assessment of quantitative and qualitative materiality, we have concluded that the Correction that should have been recognized as formation transaction expense in 2010 and 2011 was not material to any of the Predecessor’s or the Registrants’ 2010 and 2011 financial statements and that correcting the cumulative error in the Predecessor’s or the Registrants’ current year is not material to each of the Predecessor’s and the Registrants’ expected 2012 financial results. We believe the proper form of Correction should involve no restatement and should be effective for the Predecessor in the six month period ended June 30, 2012 and for the Registrants in the third quarter 10-Q filings expected to be filed on or about November 14, 2012.

Evaluation of Materiality

To determine if the historical financial statements are materially misstated, we considered whether the Correction is “material” in relation to each of the Predecessor’s and the Registrants’ financial statements taken as a whole considering the total mix of information available and the circumstances of the investors and other users of the financial statements. As noted in Staff Accounting Bulletin (“SAB”) No. 99-Materiality (“SAB 99”), a matter is material if there is a “substantial likelihood that a reasonable person would consider it important” in making an investment decision. As noted in SAB 99, quantifying, in percentage terms, the magnitude of the misstatement is only the beginning of the analysis of materiality, and the evaluation of materiality of an error does not rely exclusively on numerical or percentage thresholds but on the total mix of information available. The concept used in the courts and in SAB 99 is similar in substance to the concept used in the accounting literature in Concepts Statement No. 2 where the Financial Accounting Standard Board (FASB) stated the concept of materiality as follows:

“The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

Both the SEC and the FASB, in their guidance, have consistently emphasized the need to consider not only quantitative factors but also the need to consider qualitative factors in an assessment of materiality. It is under these principles that we made our materiality assessment in light of the surrounding facts and circumstances and considering the total mix of information. We believe the concept of total mix of information applies regardless of the amount or percentage of the Correction, although the relative size and percentage of the overstatement of deferred offering costs was certainly a factor in our evaluation of the error.

Further, we understand the SEC staff provided views on materiality at the 2008 AICPA National Conference on Current SEC and PCAOB Developments noting, in part1:

“CIFiR notions are consistent with our discussions of the last four years. Further they are consistent with the Supreme Court’s view that the concept of the total mix of information applies regardless of the magnitude of error. Although relative magnitude is itself a factor and may provide a basis for a preliminary view, the staff does not exclusively rely on numerical or percentage based bright-lines.

The staff does appreciate that materiality decisions necessarily involve the use of judgment. Specific to this circumstance, judgment includes developing a robust analysis that steps into the investors’ shoes, identifying what is significant to investors’ decisions and should not be limited to the factors provided in SAB 99 because those factors are neither exhaustive nor intended to preclude conclusions that quantitatively larger errors

[1]	http://sec.gov/news/speech/2008/spch120808mm.htm

may be considered not material. Rather, evaluators of materiality should consider the relevant information considered important to investors which may include non-SAB 99 specified circumstances ….when I say such as, let us be clear there could be other circumstances, so such as considering:

•	company specific trends and performance metrics that may influence investment decisions; or

•

when a factor important to a reasonable investor is impacted by an unrelated circumstance. For example, when an error in the income statement is magnified simply by occurring during a period in which net income is abnormally small as compared to historical and expected future trends.

…

In summary, when assessing materiality in any set of financial statements, evaluating whether an error is material necessarily depends on identifying and considering investor concerns and the relevant circumstances, i.e. the total mix of information and should not focus on magnitude alone. This objective also recognizes that certain circumstances may differ depending on the company, industry or even the period covered by the financial statements under evaluation.”

Accordingly, we have approached this analysis from both a quantitative and qualitative perspective including those factors discussed in SAB 99 and SAB 108 - Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements, as well as others that we believe are meaningful to the current investors in the existing Registrants and those potential investors in the Company upon completion of our initial public offering. These factors are discussed below.

Quantitative Assessment

For the Predecessor, we believe that potential investors, analysts and other users of the financial statements consider Funds from Operations (“FFO”) as the primary financial measure by which to assess the Predecessor’s financial results, earnings and liquidity trends. This financial measure is commonly referenced by all equity REITs in reporting earnings and is a focus of industry analysts and investors. Accordingly, although we did consider the impact on net income, we believe FFO is the most important financial metric to potential investors and users of the Predecessor’s financial statements, and thus was our primary focus in quantitatively evaluating the impact of the Correction.

For the Registrants, none of the equity interests of any of the Registrants trades on any public or over-the-counter market. Therefore, the metric that investors in the Registrants are most concerned with is cash distributions which are based on cash available for distribution, including the additional rent received, which impacts cash available for distribution. Additionally, in light of the current proposed consolidation, we also considered the impact the Correction could have on the current valuation of the individual properties and/or entities.

The Correction has no impact on cash distributions or cash available for distribution or additional rent received, because all of the structuring and offering costs – both deferred and expensed – are paid when incurred and therefore deducted before making cash distributions. Further, the Correction has no impact on the current valuation of the individual properties and/or entities. The Correction does not change the cash flow history or projection or any other assumption used by the independent valuation firm.

We note the following from Item 5 of ESBA’s Annual Report on Form 10-K for the year ended December 31, 2011, (bold italics added) and that 250 West and 60 East have similar disclosures:

“During the year ended December 31, 2011, Registrant made regular monthly distributions of $98.21 for each $10,000 Participation. There was Additional Rent of $28,780,449 for the year ended December 31, 2011. After deducting (i) $10,327,424, mainly for fees relating to a proposed consolidation of Associates, other public and private entities supervised by Malkin Holdings and Malkin Holdings and certain affiliated management companies into Empire State Realty Trust, Inc., a newly formed REIT, and for the increase in the supervisory fee to Supervisor, accounting fees, set-aside for a portion of interest expense and general contingencies, (ii) annual New York State filing fees of $3,025, and (iii) the Additional Payment to supervisor of $1,107,000 (representing the Additional Payment of $1,166,417 less $59,417 previously paid) (Item 11), the balance of $17,343,000 was distributed by Registrant to the Participants on March 8, 2012.”

When evaluating the impact to the interim periods during fiscal 2012, for each of the quantitative factors, we also applied the guidance in ASC 250-10-45-27, Materiality Determination for Correction of an Error which states (bold added):

“In determining materiality for the purpose of reporting the correction of an error, amounts shall be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings shall be separately disclosed in the interim period.”

We respectfully advise the Staff, with respect to ESBA, 250 West, and 60 East, that these entities have significant overage rental revenue – which is similar to percentage rent – that is recorded only in third quarter for 250 West and 60 East and in the fourth quarter for ESBA. The Registrants receive a proportionally small amount of fixed, monthly base rental revenue during the year and once a year recognize overage rental revenue, which typically represents the majority of the Registrants’ revenues and net income for the year. Therefore, it is important to view the full year activity of the Registrants, not just interim periods, and it is equally important to recognize that annualizing interim periods can produce a materially misleading result.

Revenue, cash available for distribution, FFO, and net income for the three months ended March 31, 2012 and the three and six months ended June 30, 2012 are not indicative of full year revenue, cash available for distribution, FFO, and net income. Based on activity between January 1, 2012 and September 30, 2012, we expect this increased third and fourth quarter revenue, cash available for distribution, FFO, and net income will occur again in 2012. Thus, we concluded that the only appropriate measurement of materiality for each Registrant is a full year.

With respect to the Predecessor and the Registrants, the impact of the Correction on key financial measurements is as follows.

Predecessor

	FYE 2010	FYE 2011	1Q 2012	YTD 2Q 2012	Est. FYE 2012
Error, current period	$(807,000)	$(2,845,000)	$(298,000)	n/a	n/a
Error, cumulative adjustment	n/a	n/a	n/a	$(3,652,000)	$(3,652,000)
Net income	$46,118,000	$60,242,000	$11,109,000	$18,308,000	$56,215,000
FFO	$85,827,000	$102,606,000	$22,619,000	$42,475,000	$104,549,000

Error, current period as a % of net income	-1.7%	-4.7%	-2.7%	n/a	n/a
Error, cumulative adjustment as a % of net income	n/a	n/a	n/a	-19.9%	-6.5%

Error, current period as a % of FFO	-0.9%	-2.8%	-1.3%	n/a	n/a
Error, cumulative adjustment as a % of FFO	n/a	n/a	n/a	-8.6%	-3.5%

The “Error, cumulative adjustment” reflects the effect of recording the cumulative error in the second quarter and the effect on fiscal year 2012, which is what we believe is the appropriate treatment.

Empire State Building Associates L.L.C. (“ESBA”)

	FYE 2010	FYE 2011	1Q 2012	YTD 2Q 2012	Est. FYE 2012
Error, current period	$(212,000)	$(1,605,000)	$(122,000)	$(331,000)	n/a
Error, cumulative adjustment	n/a	n/a	n/a	n/a	$(1,817,000)
Net income (loss)	$3,519,000	$21,249,000	$(1,795,000)	$(4,060,000)	$17,911,000

Error, current period as a % of net income	-6.0%	-7.6%	-6.8%	-8.2%	n/a
Error, cumulative adjustment as a % of net income	n/a	n/a	n/a	n/a	-10.1%

As discussed above, the Correction has no impact on ESBA’s cash available for distribution, thus the error as a percent of cash available for distribution is zero.

The “Error, cumulative adjustment” reflects the effect of recording the cumulative error in fiscal year 2012, which is what we believe is the appropriate treatment.

As discussed above, the first quarter and second quarter are not representative of the annual net income for ESBA, because most of its net income results from additional rent (called overage rent) is recognized as income in the fourth quarter, and paid in the next following first quarter.

250 West 57th St. Associates L.L.C. (“250 West”)

	FYE 2010	FYE 2011	1Q 2012	YTD 2Q 2012	Est. FYE 2012
Error, current period	$(39,000)	$(174,000)	$(14,000)	$(39,000)	n/a
Error, cumulative adjustment	n/a	n/a	n/a	n/a	$(213,000)
Net income (loss)	$4,666,000	$3,461,000	$(173,000)	$(388,000)	$2,507,000

Error, current period as a % of net income	-0.8%	-5.0%	-8.1%	-10.1%	n/a
Error, cumulative adjustment as a % of net income	n/a	n/a	n/a	n/a	-8.5%

As discussed above, the Correction has no impact on 250 West’s cash available for distribution, thus the error as a percent of cash available for distribution is zero.

The “Error, cumulative adjustment” reflects the effect of recording the cumulative error in fiscal year 2012, which is what we believe is the appropriate treatment.

As discussed above, the first quarter and second quarter are not representative of the annual net income for 250 West, because most of its net income results from additional rent (called overage rent) is recognized as income in the third quarter, and paid in the fourth quarter.

60 East 42nd St. Associates L.L.C. (“60 East”)

	FYE 2010	FYE 2011	1Q 2012	YTD 2Q 2012	Est. FYE 2012
Error, current period	$(93,000)	$(363,000)	$(31,000)	$(83,000)	n/a
Error, cumulative adjustment	n/a	n/a	n/a	n/a	$(456,000)
Net income (loss)	$64,000	$2,646,000	$(104,000)	$(420,000)	$4,115,000

Error, current period as a % of net income	-145.3%	-13.7%	-29.8%	-19.8%	n/a
Error, cumulative adjustment as a % of net income	n/a	n/a	n/a	n/a	-11.1%

As discussed above, the Correction has no impact on 60 East’s cash available for distribution, thus the error as a percent of cash available for distribution is zero.

The “Error, cumulative adjustment” reflects the effect of recording the cumulative error in fiscal year 2012, which is what we believe is the appropriate treatment.

As discussed above, the first quarter and second quarter are not representative of the annual net income for 60 East, because most of its net income results from additional rent (called overage rent) is recognized as income in the third quarter, and paid in the fourth quarter.

60 East had net income of $8,387,000, $6,517,000, and $2,362,000 for the years ended December 31, 2007, 2008, and 2009. The net income of $64,000 in 2010 was an outlier year and not indicative of typical earnings performance. We advise the Staff, in evaluating the materiality of the misstatement to 60 East, that we considered the fact that the impact to 2010 net income was significant due to the minimal net income earned by this entity for 2010. This is due to the impact of lower operating results as the lessee underwent a major leasing and property improvement program substantially funded from operating cash flow. In addition to not being a metric considered important to the investors of this entity, we further believe that, due to the atypical earnings performance in 2010, measuring materiality based on net income for 2010 is not a meaningful metric for this entity.

In sum, the Correction is not quantitatively material to the metrics most important to our investors – cash available for distribution or FFO – for every period and for every entity. The Predecessor is a combined entity, presented only as part of a solicitation which will not be commenced until after the Correction is made, and the Registrants are non-traded entities. We determined that the cumulative out-of-period correction to be recorded in the 2012 interim period for the Predecessor and the Registrants is not material to the investors and users of the financial statements.

Qualitative Assessment

SAB 99 also requires registrants to consider the qualitative materiality factors in addition to quantitative factors. We document below multiple qualitative factors we considered in our assessment.

For the Registrants, as noted above, we believe that equity investors for the Registrants are primarily concerned with cash distributions and cash available for distribution. We do not believe that net income or earnings per share are used by the equity holders for these single purpose, non-traded Registrants. In fact, there is no consistent “share price”, there are varied sizes of ownership amongst the thousands of investor interests, and there is no cited earnings per share which can be used. While the metric cited in investor correspondence and Registrant filings is cash distribution per an arbitrary unit of interest, units have been subdivided and combined over time and not all investors’ ownership is in equally sized units of interest.

We have reviewed the annual correspondence that Malkin Holdings LLC, as the supervisor, sends to the equity holders, and the focus of that correspondence is related to cash distributions and the return on investment. In all communications with Registrants’ investors, the cash distribution and yield is historically what is cited. Further, the relative values of these entities as prepared by Duff & Phelps (the independent valuer) were determined based on future performance. The prior misstatement does not impact Duff & Phelps’ measurement of performance and thus does not impact the absolute or relative valuation of these entities, so the Correction has no impact on the assumptions or conclusions of the independent valuation firm.

Although each of the Registrants is a public reporting entity, none of the Registrants has its equity interests traded on any public or over-the-counter market. There is no research analyst report or coverage of the Registrants, and there never has been. Sales of equity interests in each of the Registrants are extraordinarily limited in any particular quarter or year (less than 0.1% of total Registrants’ interests were sold in 2011). Therefore, investors in the Registrants evaluate the Registrants based on the annual distributions that they receive and not based on trading price.

The performance metric that matters to investors in the Registrants is cash distributions based on cash available for distribution. Since the formation transaction expenses have already been funded by the Registrants and have been deducted from cash distributions and cash available for distribution, the effect of the Correction has already been reported to investors as a cash outlay and experienced by investors through its impact on distributions—the metric most used by the equity holders.

We do not believe that changing the classification from an asset to an expense will materially change the view of the Registrants’ equity holders as to the performance of the Registrants. The equity holders have already seen the effect of these expenses on cash distributions. Further, the investors are aware of the proposed consolidation transaction and understand that such costs may only be reimbursed from the successful closing of the initial public offering, so any distribution payment has already been reduced for the expenses, and investors understand that a recovery is contingent. The cash flow impact of all structuring and offering costs was clearly conveyed to investors for each of the affected annual periods at that time.

In addition to cash available for distribution, we believe that the following is important to the Registrants’ investors:

•	additional rent received from the operating lessees,

•	debt service,

•	borrowing capacity,

•	cash reserves, and

•	regular monthly distributions.

The Correction, which re-classifies the formation transaction expenses from a deferred cost to an expense, will have no impact on any of the above metrics. All of the offering costs – deferred and expensed – have been discussed and disclosed in the Annual Reports on Form 10-K and Quarterly reports of Form 10-Q as to the impact these costs have on cash reserves and distributions.

For the Predecessor, we believe that the users of the S-11 and S-4 documents, in which the Predecessor financial statements are contained, will value the offering based on the property net operating income less recurring general and administrative expenses and financing costs. The structuring and transaction expenses (including the Correction) are non-recurring or unusual expenses when valuing the offering entity. Consistent with this statement, the structuring and transaction expenses are presented within roll-up expenses and are not included in pro forma net income before roll-up expenses.

We note that the expense will be recorded on its own line item with the label “Formation transaction expenses” and is easily identified by users of the financial statements. Additionally, there is note disclosure clearly identifying the costs and the out-of-period expense recognition. This expense does not significantly change any trends, change net income to a net loss, change FFO income to FFO loss for full year periods, or change the metric most important to the users of the Registrants’ financial statements, which is cash available for distribution. Moreover, the Predecessor is a combined entity, presented only as part of a solicitation which will not be commenced until after the Correction is made.

We advise the Staff that ESBA is the only reporting entity with a debt agreement that has financial covenants. Its financial covenants are based on the operating results of Empire State Building Company L.L.C. (the lessee), which has previously expensed the offering costs allocated to it.

In light of the proposed consolidation transaction, the current valuation of the individual properties and/or entities is important to the investors. As discussed above, the Correction has no impact on the valuation. We note the Correction is entirely immaterial to the Registrants’ valuation. We advise the Staff that ESBA, 250 West, and 60 East have valuations of $1,183,612,000, $163,065,000, and $313,069,000, respectively, and when measuring this non-cash adjustment against valuation, the cumulative out-of-period Correction is 0.15%, 0.13%, and 0.15%, respectively, of the valuation amount for each entity.

An item is material if there is a substantial likelihood that a reasonable person would consider it important. SAB Topic 1.M includes a list of possible qualitative and quantitative factors that an entity might consider when assessing how a reasonable investor considers materiality. We have reviewed the items noted in SAB Topic 1.M, which include, but are not limited to, the following and includes commentary related to the Predecessor and the Registrants:

•	Arises from an item that can be precisely measured or is an estimate

•	The Correction is not precisely measured but rather is determined based on a good faith review of costs incurred for the transaction and offering.

•	Results in a change of earnings trend or other trends

•	The Correction does not impact trends.

•	Results in a failure to meet analysts’ consensus expectations

•

The Correction does not result in a failure to meet analysts’ consensus expectations. No analysts cover the Registrants. Because the Predecessor is not a legal entity and is presented to show the historical operations of the Company prior to the consolidation, there are no current analysts’ expectations. (As the Correction deals with non-recurring and unusual expenses which will not occur in the future, we do not believe the Correction will impact any analysts that may cover the Company in the future.)

•	Changes income to a loss or a loss into income

•

The Correction does not change net income to a net loss, with the exception of 60 East for its clearly atypical year in 2010 discussed above. Also does not change FFO from a FFO income to a FFO loss or vice a versa for annual periods.

•	Affects segment information and related trends

•	The Correction does not impact segment information or trends.

•	Affects compliance with regulatory requirements

•	The Correction does not impact regulatory requirements.

•	Affects compliance with loan covenants or other contractual requirements

•	The Correction does not affect compliance with loan covenants or other contractual requirements.

•	Has the effect of increasing management’s compensation, and

•	The Correction does not increase compensation.

•	Conceals an unlawful act

•	The Correction does not conceal an unlawful act, and the consolidation and offering costs have been fully disclosed in previous filings.

We believe that the Correction is immaterial to the Predecessor and each Registrant both quantitatively and qualitatively in each prior year and the current year. Accordingly, we do not believe a restatement of our historical financial statements is necessary.

Proposed Correction

We believe that it is appropriate for the Predecessor to correct the error in the statement of income for the six months ended June 30, 2012, with the appropriate note disclosure.

Further, we believe that the Correction is not material to any of the individual Registrants prior year’s financial statements or the March 31, 2012 and June 30, 2012 Quarterly Report on Form 10-Q. Accordingly, we will correct the error for each of these entities in the nine months ended September 30, 2012, which we expect to file on or about November 14, 2012. While the cumulative Correction may be large in relation to each Registrant’s net income and cash available for distribution when isolated within the first two quarters in which the Correction is made, we do not believe that this should affect the appropriate treatment for these entities whose entire annual income arises predominantly only in the third or fourth quarter. As discussed above, we believe that investors in the Company will disregard the effect of these non-recurring expenses.

We believe that investors in the ESBA, 250 West, and 60 East will disregard the effect for interim periods, because they understand the significant percentage of revenues and net income are always earned in the third quarter for 250 West and 60 East and in the fourth quarter for ESBA. We believe that investors for ESBA, 250 West, and 60 East focus on full year operations, not interim period operations. Furthermore, we believe that ASC 250 recognizes that the impact on estimated income for the full fiscal year and not the individual quarter is the relevant consideration when determining the appropriate period of correction.

Alternative

As discussed above, we believe that the error is immaterial to the prior period financial statements of the Predecessor and the Registrants, including its impact relative to estimated annual income for full 2012 and trend in earnings, and that the cumulative error should be corrected in the most recent interim period. Should the Staff not agree with our conclusion to correct the cumulative error in the most recent interim period, we believe an appropriate alternative treatment is to retrospectively revise the historical financial statements of the Predecessor and the Registrants to reflect the correction of the immaterial error.

This would be effected for the Predecessor when we submit to you our next S-4 and S-11 filings, which will reflect financial results as of and through June 30, 2012. The revised financial statements would include adequate disclosure in the footnotes describing the immaterial error correction for each of the historical periods.

This would also be effected for the Registrants in our next S-4 filing, which will include the June 30, 2012 financial statements. Corresponding changes would then be carried through to their next Form 10-Q filing for the quarter ended September 30, 2012, which we expect to file on or about November 14, 2012. In addition, the revised historical financial statements for each of the Registrants would be included in their next Form 10-K for the year ending December 31, 2012.

We believe the aforementioned alternative is consistent with the December 8, 2008 SEC Staff speech in which the Staff indicated the following (bold added):

SAB 108 indicates the “prior year financial statements should be corrected even though such revision previously was and continues to be immaterial to the prior year financial statements.” However, the response also notes that “correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended.” Said another way, if a restatement of previously issued financial statements is required, but such restatement would not result in the previous year financial statements changing materially, then the company can restate those financial statements the next time they are presented without amendment to the previous filings or the issuance of an Item 4-02 8-K.

Conclusion

Your continuing review and comment to date have been helpful to us in reaching the foregoing determinations, which we believe are correct and consistent with your advice. Because you mentioned your intent to confirm the outcome with Craig Olinger, Acting Chief Accountant of the Division of Corporation Finance, we are providing a courtesy copy to him as well. We hope it is your joint conclusion that the Staff has no further comment regarding our proposed corrective treatment.

However, if you or Mr. Olinger should have any question, we request a meeting with both of you in person to assure, in a matter of this complexity and importance, that our analysis and proposal are fully understood. In that event, please let us know an early date for such meeting convenient to both of you.

Thank you for the careful, responsive attention you have provided to bring us to what we believe now is a proper conclusion.

Sincerely,

/s/ Andrew Prentice
Andrew Prentice
Chief Accounting Officer
Malkin Holdings LLC

cc:	Karen J. Garnett

Tom Kluck

Craig Olinger

Jessica Barberich

Eric McPhee

Anthony E. Malkin

Thomas N. Keltner, Jr.

David A. Karp

Larry Medvinsky

Steven A. Fishman

Robert W. Lehman

Joshua S. Forgione

Steven C. Jacobs